SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV REPORTS FIRST QUARTER 2007 RESULTS

São Paulo, May 10, 2007 - Companhia de Bebidas das Américas - AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the First Quarter 2007 (1Q07). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian GAAP.

AmBev’s consolidated results are the sum of the three following business units:

•	Brazil: comprised of (i) Beer Brazil; (ii) CSD & Nanc (Carbonated Soft Drinks and Nanc - Non-Alcoholic, Non-Carbonated beverages); and (iii) Malt and By-Products Sales;

•	Hispanic Latin America (HILA): comprising (i) AmBev’s economic stake in Quinsa; and (ii) HILA-ex (which corresponds to AmBev’s controlled operations in Northern Latin America); and

•	North America: representing the operations of the Canadian Labatt Brewing Company Limited (“Labatt”).

Comparisons, unless otherwise stated, refer to the First Quarter 2006 (1Q06).

OPERATING AND FINANCIAL HIGHLIGHTS

✓	Consolidated EBITDA amounted to R$2,031.2 million (+18.9%). EBITDA margin reached 43.6% (+50 bps).
✓	Beer Brazil’s EBITDA grew 9.5%, reaching a margin of 52.1%; AmBev market share reached 67.6% in 1Q07; and sales volume increased 5.1%.
✓	CSD & Nanc sales volume rose 9.9% in Brazil; EBITDA reached R$194.8 million, increasing 10.0%, reaching a margin of 38.4%.
✓	Quinsa total EBITDA grew 19.5% in US dollars, and average AmBev consolidation in Quinsa throughout the 1Q07 reached 100.0% (1Q06: 59.8%); EBITDA margin reached 44.1%.
✓	Labatt’s EBITDA increased 8.8% in Canadian dollars, with EBITDA margin reaching 29.7% (+190 bps).
✓	Earnings per thousand shares rose 1.5%. Excluding goodwill amortization, the increase was 13.4%.

Financial Highlights – AmBev Consolidated			%
R$ million	1Q07	1Q06	Change
Net revenues	4,655.0	3,969.7	17.3%
Gross profit	3,103.0	2,644.7	17.3%
EBIT	1,741.4	1,422.3	22.4%
EBITDA excluding stake increase in Quinsa	1,894.7	1,709.0	10.9%
EBITDA	2,031.2	1,709.0	18.9%
Net income	645.9	655.9	-1.5%
No. of shares outstanding (millions)	62,958.2	64,917.7	-3.0%
EPS (R$/000 shares)	10.26	10.10	1.5%
EPS excl. goodwill amortization (R$/000 shares)	16.57	14.61	13.4%
EPS (US$/ADR)	0.49	0.46	6.4%
EPS excl. goodwill amortization (US$/ADR)	0.79	0.66	18.8%

Notes:
(1) Average exchange rates between Reais and US Dollars used for 1Q07 and 1Q06 were R$2.10/US$ e R$2.20/US$, respectively.
(2) The average exchange rates between Reais and Canadian Dollars used for 1Q07 and 1Q06 were R$1.80/CAD$ e R$1.89/CAD$, respectively.
(3) Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).
(4) Values may not add up due to rounding.

First Quarter 2007 Results May 10, 2007 Page 2

Message from AmBev Management

AmBev started 2007 with a strong first quarter. The consolidated EBITDA increased 18.9%, reaching R$2,031.2 million with an EBITDA margin of 43.6% (+50 bps). The growth was led by operations in Brazil which increased EBITDA by 9.9%, by Quinsa, with an EBITDA in BRGaap in US dollars 19.5% higher than in 1Q06 (excluding the higher consolidation effect) and by Canada with an EBITDA growth of 8.8% in Canadian Dollars.

Once again, the beer operations in Brazil showed strong results: EBITDA grew 9.5%, with a 5.1% increase in revenues per hectoliter and a 5.1% increase in volume. “We are delivering strong volume and revenue growth. Comparing to last year, we saw an increase in SG&A which is the effect of higher volume in 2007 and lower spend in the first quarter last year with efforts being focused on the World Cup in 2Q06. With the Cintra acquisition providing additional capacity and given our 1Q07 figures I believe Brazil is in a good position to deliver another solid year”, says Luiz Fernando Edmond, CEO for Latin America.

The Brazil CSD & Nanc unit reached a R$194.8 million EBITDA in 1Q07, 10.0% above 1Q06. Similar to Beer Brazil, SG&A increased compared to 1Q06 due to the phasing in 2006 of expenditures linked to the World Cup. Volumes grew 9.9%, boosted by H2OH! Performance.

Quinsa is growing steadily, increasing volumes by 7.9% in 1Q07. Dollar-denominated EBITDA in BRGaap, excluding the stake increase, grew 19.5%, with margin flat at 44.1%. Soft drinks performance was very strong, with volumes growing 15.9%. “We had a very positive 1Q07, but the challenges remain the same for the region: cost pressures and several countries presenting very different economic environments and perspectives”, says João Castro Neves, Quinsa’s CEO.

In HILA-ex, although still negative, EBITDA is improving year on year. Luiz Fernando Edmond, CEO for Latin America, comments: “We are moving in the right direction, although we are still not happy with the performance.”

In Canada, the challenge continues to be the competitive market, and we are addressing this issue by seeking gains in top line, COGS and SG&A through the utilization of our managerial tools. The operation’s EBITDA margin grew by 190 bps to 29.7% in Canadian dollars. Miguel Patricio, CEO for North America, adds: “In Canada we had a quarter with less discounting and few limited time offers (LTO’s). However, the competitive market combined with increased commodity prices, puts pressures on the entire market profitability. In this challenging scenario, we managed to increase EBITDA by 8.8% in Canadian Dollars. We are enthusiastic about the recent acquisition of Lakeport, which will enhance our portfolio and enables us to compete in the discount segment”.

We continue to focus on our financial discipline across all business units, enhancing cash generation and increasing the return to our shareholders through R$440.9 million in dividends and R$765.6 million in share buybacks. Graham Staley, AmBev’s CFO said: “We will continue to focus on cash flow management and generation and with our policy of distributing excess cash, in order to enhance value for our shareholders”.

First Quarter 2007 Results May 10, 2007 Page 3

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

The chart below shows the EBITDA growth for each business unit.

First Quarter 2007 Results May 10, 2007 Page 4

Brazil

The AmBev Brazil business unit reached an EBITDA of R$1,492.4 million (+9.9%), representing 73.5% of AmBev’s consolidated EBITDA.

Brazil Results	Beer			CSD & Nanc			Malt and By-products			Total
R$ million	1Q07	1Q06	% Chg.	1Q07	1Q06	% Chg.	1Q07	1Q06	% Chg.	1Q07	1Q06	% Chg.

Volume ('000 hl)	16,934	16,113	5.1%	5,877	5,347	9.9%	n.a	n.a	n.a	22,812	21,461	6.3%
Net Revenue	2,450.2	2,217.2	10.5%	507.5	438.3	15.8%	44.3	14.9	197.4%	3,001.9	2,670.4	12.4%
Net Revenue/hl	144.7	137.6	5.1%	86.3	82.0	5.3%	n.a	n.a	n.a	131.6	124.4	5.8%
COGS	(654.4)	(624.3)	4.8%	(247.0)	(206.2)	19.8%	(22.5)	0.4	n.a	(923.8)	(830.1)	11.3%
COGS/hl	(38.6)	(38.7)	-0.3%	(42.0)	(38.6)	9.0%	n.a	n.a	n.a	(40.5)	(38.7)	4.7%
Gross Profit	1,795.8	1,592.9	12.7%	260.5	232.1	12.2%	21.8	15.2	42.8%	2,078.1	1,840.3	12.9%
Gross Margin	73.3%	71.8%	140 bps	51.3%	53.0%	-160 bps	49.2%	102.4%	-5330 bps	69.2%	68.9%	30 bps
SG&A excl. deprec. & amort.	(551.0)	(461.0)	19.5%	(71.0)	(60.7)	17.1%	(0.9)	(1.0)	-11.9%	(622.8)	(522.6)	19.2%
SG&A deprec. & amort.	(102.1)	(174.7)	-41.6%	(35.5)	(57.8)	-38.6%	0.0	0.0	n.a.	(137.6)	(232.5)	-40.8%
SG&A Total	(653.1)	(635.7)	2.7%	(106.5)	(118.4)	-10.1%	(0.9)	(1.0)	-11.9%	(760.4)	(755.1)	0.7%
% of Net Revenue	26.7%	28.7%	-200 bps	21.0%	27.0%	-600 bps	2.0%	6.6%	-460 bps	25.3%	28.3%	-290 bps
EBIT	1,142.7	957.3	19.4%	154.0	113.7	35.5%	20.9	14.3	46.5%	1,317.6	1,085.2	21.4%
EBIT Margin	46.6%	43.2%	350 bps	30.3%	25.9%	440 bps	47.2%	95.8%	-4860 bps	43.9%	40.6%	330 bps
EBITDA	1,276.7	1,166.1	9.5%	194.8	177.1	10.0%	20.9	14.3	46.5%	1,492.4	1,357.5	9.9%
EBITDA Margin	52.1%	52.6%	-50 bps	38.4%	40.4%	-200 bps	47.2%	95.8%	-4860 bps	49.7%	50.8%	-110 bps

Beer Brazil

Volume

Beer sales volumes reached 16,934.0 million hectoliters (+5.1%). This result reflects the growth of the Brazilian market and AmBev’s lower market share (1Q07: 67.6%;1Q06: 68.7%), estimated by ACNielsen. In the month of March AmBev`s market share reached 66.8%.

Net Revenues

Net revenues for the Beer Brazil operation reached R$2,450.2 million in 1Q07 (+10.5%). Such increase was a consequence of higher volumes (+5.1%) and higher revenues per hectoliter (+5.1%).

Net revenues per hectoliter were R$144.7 (+5.1%). The main drivers for such growth were (i) the price increase in January of 2007; (ii) the increase in direct distribution; and (iii) the growth of premium brands (Bohemia and Original grew 17.6% and 30.7% respectively). Compared to 4Q06 net revenues per hectoliter grew 5.0% (4Q06: R$137.8).

Cost of Goods Sold (COGS)

COGS for the Beer Brazil operation totaled R$654.4 million in 1Q07 (+4.8%). COGS per hectoliter was stable (1Q07: R$38.6; 1Q06: R$38.7), with efficiency and logistics gains offsetting pressure from commodity prices and fixed costs associated with new production lines. Compared to 4Q06, COGS per hectoliter decreased 1.7%.

Gross Profit

Gross profit for Beer Brazil reached R$1,795.8 million (+12.7%). Gross margin reached 73.3%, an expansion of 140bps.

SG&A

SG&A expenses for Beer Brazil amounted to R$653.1 million (+2.7%).

First Quarter 2007 Results May 10, 2007 Page 5

SG&A depreciation and amortization expense totaled R$102.1 million (-41.6%). This reduction was due to the new recording criteria of the InBev Brasil merger adopted in 3Q06 and explained in previous releases.

Excluding depreciation and amortization expense, SG&A of Beer Brazil reached R$ 551.0 million (+19.5%). The increase was driven by (i) growth of fixed expenses in line with inflation; (ii) a 5.1% increase in volume, which generates increases in expenses, such as freight; (iii) expansion of direct distribution; and (iv) the phasing of sales and marketing investments in 1Q06 due to the timing of the World Cup.

EBIT and EBITDA

Beer Brazil’s EBIT totaled R$1,142.7 million (+19.4%). EBIT margin increased 350 bps, reaching 46.6%.

EBITDA for Beer Brazil amounted to R$1,276.7 million (+9.5%), and EBITDA margins stood at 52.1% (-50 bps).

CSD & Nanc

Volume

Sales volume reached 5,877.0 million hectoliters (+9.9%), due to the combination of an increase in the soft drinks market and a lower average market share (1Q07: 17.3%;1Q06: 17.4%) as estimated by ACNielsen.

Net Revenues

The CSD & Nanc business segment recorded net revenues of R$507.5 million (+15.8%), due to higher sales volumes and a growth in net revenues per hectoliter.

Net revenues per hectoliter increased 5.3% (1Q07: R$86.3; 1Q06: R$82.0), reflecting (i) price changes that happened throughout 2006 and 1Q07; (ii) better product mix; and (iii) increase in direct distribution, partially offset by (iv) the package mix, as multi-serve packages (PET 2,0 and 2,5 liters) are growing quicker than cans.

Cost of Goods Sold (COGS)

COGS for CSD & Nanc reached R$247.0 million (+19.8%), a combination of an increase of 9.9% in sales volume and an increase of 9.0% in COGS per hectoliter (1Q07: R$42.0; 1Q06:  R$38.6). The increase in COGS per hectoliter was caused by higher cost due to product mix and higher commodities costs, as anticipated in the 3Q06 release. Compared to 4Q06, COGS per hectoliter increased 4.6%.

Gross Profit

Gross profit in the CSD & Nanc business segment totaled R$260.5 million (+12.2%), while the gross margin decreased by 160bps, reaching 51.3%.

SG&A

SG&A expenses in the CSD & Nanc operation amounted to R$106.5 million (-10.1%).

Depreciation and amortization expenses related to SG&A of CSD & Nanc amounted to R$35.5 million (-38.6%). This reduction was due to the new recording criteria of the InBev Brasil merger, adopted as from 3Q06.

Excluding depreciation and amortization, SG&A expenses of CSD & Nanc reached R$71.0 million (+17.1%) The main reasons for this increase were (i) growth of fixed expenses in line with inflation; (ii) a 9.9% increase in volume, which generates increases in expenses, such as freight; (iii) expansion of direct distribution; and (iv) higher sales and marketing investments compared to 1Q06. In 1Q06 investments were lower than usual, as some savings were obtained to be reinvested during the World Cup in the 2Q06.

First Quarter 2007 Results May 10, 2007 Page 6

EBIT and EBITDA

EBIT for CSD & Nanc totaled R$154.0 million (+35.5%). EBIT margin increased by 440bps, and stood at 30.3%.

EBITDA for the segment reached R$194.8 million (+10.0%), and EBITDA margin decreased by 200 bps to 38.4%.

Malt and By-Products

Net revenues for malt and by-products reached R$44.3 million (+197.4%). The operation’s EBIT and EBITDA were R$20.9 million (+46.5%).

Hispanic Latin America - HILA

HILA operations reached an EBITDA of R$329.9 million (+119.2%), accounting for 16.2% of AmBev’s consolidated EBITDA.

HILA Consol. Results	Quinsa			HILA-ex			Total
R$ million	1Q07	1Q06	% Chg.	1Q07	1Q06	% Chg.	1Q07	1Q06	% Chg.

Volume ('000 hl)	8,353	7,741	7.9%	1,612	1,671	-3.6%	9,965	9,412	5.9%
Net Revenue	769.4	397.0	93.8%	178.9	176.6	1.3%	948.2	573.7	65.3%
Net Revenue/hl	92.1	85.8	7.3%	111.0	105.7	5.0%	95.2	91.1	4.5%
COGS	(300.9)	(153.8)	95.6%	(103.6)	(104.9)	-1.2%	(404.5)	(258.7)	56.4%
COGS/hl	(36.0)	(33.2)	8.3%	(64.3)	(62.7)	2.5%	(40.6)	(41.1)	-1.2%
Gross Profit	468.5	243.2	92.7%	75.3	71.8	4.8%	543.8	315.0	72.6%
Gross Margin	60.9%	61.3%	-40 bps	42.1%	40.6%	140 bps	57.3%	54.9%	240 bps
SG&A excl. deprec. & amort.	(153.3)	(83.0)	84.7%	(95.1)	(103.1)	-7.8%	(248.4)	(186.1)	33.4%
SG&A deprec. & amort.	(19.9)	(11.2)	78.4%	(15.9)	(16.5)	-3.6%	(35.8)	(27.7)	29.5%
SG&A Total	(173.2)	(94.2)	83.9%	(111.1)	(119.6)	-7.2%	(284.2)	(213.8)	32.9%
% of Net Revenue	22.5%	23.7%	-120 bps	62.1%	67.7%	-560 bps	30.0%	37.3%	-730 bps
EBIT	295.3	149.0	98.2%	(35.8)	(47.9)	-25.2%	259.5	101.2	156.6%
EBIT Margin	38.4%	37.5%	90 bps	-20.0%	-27.1%	710 bps	27.4%	17.6%	970 bps
EBITDA	339.3	175.0	93.9%	(9.4)	(24.5)	n.m.	329.9	150.5	119.2%
EBITDA Margin	44.1%	44.1%	bps	-5.3%	-13.9%	n.m.	34.8%	26.2%	860 bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency

First Quarter 2007 Results May 10, 2007 Page 7

Quinsa

The consolidation of Quinsa’s results was 100% in 1Q07 (1Q06: 59.8%), and yielded an EBITDA of R$339.3 million (+93.9%) for the Company.

Quinsa Results	Beer			CSD			Total
R$ million	1Q07	1Q06	% Chg.	1Q07	1Q06	% Chg.	1Q07	1Q06	% Chg.

Volume ('000 hl)	5,129	4,959	3.4%	3,224	2,782	15.9%	8,353	7,741	7.9%
Net Revenue	556.8	292.6	90.3%	212.6	104.4	103.6%	769.4	397.0	93.8%
Net Revenue/hl	108.6	98.7	10.0%	65.9	62.8	5.0%	92.1	85.8	7.3%
COGS	(163.6)	(87.5)	86.9%	(137.3)	(66.3)	107.0%	(300.9)	(153.8)	95.6%
COGS/hl	(31.9)	(29.5)	8.0%	(42.6)	(39.9)	6.8%	(36.0)	(33.2)	8.3%
Gross Profit	393.2	205.1	91.8%	75.3	38.1	97.5%	468.5	243.2	92.7%
Gross Margin	70.6%	70.1%	50 bps	35.4%	36.5%	-110 bps	60.9%	61.3%	-40 bps
SG&A excl. deprec. & amort.	(115.7)	(62.5)	85.0%	(37.6)	(20.5)	83.5%	(153.3)	(83.0)	84.7%
SG&A deprec. & amort.	(15.6)	(8.5)	83.8%	(4.4)	(2.7)	61.5%	(19.9)	(11.2)	78.4%
SG&A Total	(131.3)	(71.0)	84.9%	(41.9)	(23.2)	80.9%	(173.2)	(94.2)	83.9%
% of Net Revenue	23.6%	24.3%	-70 bps	19.7%	22.2%	-250 bps	22.5%	23.7%	-120 bps
EBIT	262.0	134.1	95.4%	33.4	14.9	123.3%	295.3	149.0	98.2%
EBIT Margin	47.0%	45.8%	120 bps	15.7%	14.3%	140 bps	38.4%	37.5%	90 bps
EBITDA	296.9	155.2	91.3%	42.4	19.8	114.9%	339.3	175.0	93.9%
EBITDA Margin	53.3%	53.0%	30 bps	20.0%	18.9%	110 bps	44.1%	44.1%	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

In US dollars, total standalone Quinsa BRGaap EBITDA reached US$160.8 million (+19.5%). The following analysis is based upon total Quinsa results in US dollars, for comparative purposes.

Quinsa Results	Beer			CSD			Total
US$ million	1Q07	1Q06	% Chg.	1Q07	1Q06	% Chg.	1Q07	1Q06	% Chg.

Volume ('000 hl)	5,129	4,959	3.4%	3,224	2,782	15.9%	8,353	7,741	7.9%
Net Revenue	264.0	225.0	17.3%	100.8	80.3	25.5%	364.8	305.3	19.5%
Net Revenue/hl	51.5	45.4	13.4%	31.3	28.9	8.3%	43.7	39.4	10.7%
COGS	(77.6)	(67.3)	15.3%	(65.1)	(51.0)	27.7%	(142.7)	(118.3)	20.6%
COGS/hl	(15.1)	(13.6)	11.5%	(20.2)	(18.3)	10.2%	(17.1)	(15.3)	11.8%
Gross Profit	186.4	157.7	18.2%	35.7	29.3	21.6%	222.1	187.1	18.7%
Gross Margin	70.6%	70.1%	50 bps	35.4%	36.5%	-110 bps	60.9%	61.3%	-40 bps
SG&A excl. deprec. & amort.	(54.9)	(48.1)	14.0%	(17.8)	(15.7)	13.1%	(72.7)	(63.9)	13.8%
SG&A deprec. & amort.	(7.4)	(6.5)	13.3%	(2.1)	(2.1)	-0.4%	(9.4)	(8.6)	10.0%
SG&A Total	(62.2)	(54.6)	14.0%	(19.9)	(17.8)	11.5%	(82.1)	(72.4)	13.4%
% of Net Revenue	23.6%	24.3%	-70 bps	19.7%	22.2%	-250 bps	22.5%	23.7%	-120 bps
EBIT	124.2	103.1	20.4%	15.8	11.5	37.3%	140.0	114.6	22.1%
EBIT Margin	47.0%	45.8%	120 bps	15.7%	14.3%	130 bps	38.4%	37.5%	80 bps
EBITDA	140.7	119.3	17.9%	20.1	15.2	32.2%	160.8	134.5	19.5%
EBITDA Margin	53.3%	53.0%	30 bps	19.9%	18.9%	100 bps	44.1%	44.1%	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

First Quarter 2007 Results May 10, 2007 Page 8

Volume

Sales volume reached 8.4 million hectoliters (+7.9%). Major highlights were the performance of the CSD business and beer business in Bolivia and Argentina. The 1Q07 numbers do not include the brands Bieckert, Palermo and Imperial, which were sold at the end of 4Q06. Excluding these brands, organic growth for Beer was 8.8%. Negative highlight was the performance in Paraguay, where the whole industry is suffering.

Net Revenues

Net Revenues for Quinsa reached US$364.8 million (+19.5%). Such increase was achieved through higher sales volumes (3.4% for Beer and 15.9% for soft drinks) and an increase of 10.7% in net revenues per hectoliter (1Q07:US$43.7; 1Q06:US$39.4), caused by better mix, price increase (although below inflation) and appreciation of local currencies against the US dollar.

Cost of Goods Sold (COGS)

The COGS for Quinsa reached US$142.7 million (+20.6%). The growth in COGS was a combination of higher volume (3.4% in beer and 15.9% in soft drinks) and an increase of 11.8% in COGS per hectoliter in US dollars (1Q07:US$17.1; 1Q06:US$15.3) caused by higher inputs costs and inflation pressures, partially offset by efficiency gains. Also appreciation of local currencies against the US dollar contributed to the increase.

SG&A

SG&A for the Quinsa operation reached US$82.1 million (+13.4%). The increase in SG&A expenditures was a result of higher volumes coupled with increased costs of labor and freight.

EBIT and EBITDA

EBIT reached US$140.0 million (+22.1%). EBIT margin increased 80 bps to 38.4%.

EBITDA for Quinsa was US$160.8 million (+19.5%), with margin maintained at 44.1%.

First Quarter 2007 Results May 10, 2007 Page 9

HILA-ex Quinsa

AmBev’s operations in Northern Latin America (HILA-ex) reported a negative EBITDA of R$9.4 million.

HILA-ex Results	Beer			CSD			Total
R$ million	1Q07	1Q06	% Chg.	1Q07	1Q06	% Chg.	1Q07	1Q06	% Chg.

Volume ('000 hl)	725	753	-3.7%	887	919	-3.4%	1,612	1,671	-3.6%
Net Revenue	104.7	102.2	2.5%	74.1	74.5	-0.5%	178.9	176.6	1.3%
Net Revenue/hl	144.5	135.7	6.5%	83.6	81.1	3.1%	111.0	105.7	5.0%
COGS	(54.6)	(55.5)	-1.7%	(49.0)	(49.3)	-0.6%	(103.6)	(104.9)	-1.2%
COGS/hl	(75.3)	(73.8)	2.0%	(55.3)	(53.7)	3.0%	(64.3)	(62.7)	2.5%
Gross Profit	50.1	46.6	7.6%	25.1	25.2	-0.2%	75.3	71.8	4.8%
Gross Margin	47.9%	45.6%	230 bps	33.9%	33.8%	10 bps	42.1%	40.6%	140 bps
SG&A excl. deprec. & amort.	(67.0)	(73.1)	-8.3%	(28.1)	(30.0)	-6.4%	(95.1)	(103.1)	-7.8%
SG&A deprec. & amort.	(9.9)	(8.6)	15.7%	(6.0)	(7.9)	-24.5%	(15.9)	(16.5)	-3.6%
SG&A Total	(77.0)	(81.7)	-5.8%	(34.1)	(37.9)	-10.2%	(111.1)	(119.6)	-7.2%
% of Net Revenue	73.5%	80.0%	-650 bps	46.0%	50.9%	-500 bps	62.1%	67.7%	-560 bps
EBIT	(26.8)	(35.1)	n.m.	(9.0)	(12.8)	n.m.	(35.8)	(47.9)	n.m.
EBIT Margin	-25.6%	-34.3%	n.m.	-12.1%	-17.2%	n.m.	-20.0%	-27.1%	n.m.
EBITDA	(10.7)	(22.4)	n.m.	1.3	(2.1)	n.m.	(9.4)	(24.5)	n.m.
EBITDA Margin	-10.3%	-21.9%	n.m.	1.8%	-2.8%	n.m.	-5.3%	-13.9%	n.m.

Volume

Sales volumes reached 1.6 million hectoliters (-3.6%), with positive highlights being beer in Dominican Republic.

Net Revenues

Net revenues reached R$178.9 million in HILA-ex (+1.3%). The increase of Net Revenues was achieved through lower sales volumes (-3.7% in beer and -3.4% in CSD) and from an increase of 5.0% in net revenues per hectoliter (1Q07:R$111.0 1Q06:R$105.7). Venezuela and Central America were the major contributors to such an increase.

Cost of Goods Sold (COGS)

COGS reached R$103.6 million in HILA-ex (-1.2%). The decrease in COGS is explained by lower volume (-3.7% for beer and -3.4% for soft drinks) and an increase of 2.5% in COGS per hectoliter (1Q07:R$64.3 1Q06:R$62.7).

SG&A

SG&A expenses were R$111.1 million (-7.2%).

EBIT and EBITDA

EBIT and EBITDA were negative R$35.8 million and R$9.4 million respectively.

First Quarter 2007 Results May 10, 2007 Page 10

North America

Labatt, AmBev’s operation in North America, delivered an EBITDA of R$208.9 million (+3.9%) in 1Q07.

North America Results
R$ million	1Q07	1Q06	% Chg.

Volume ('000 hl)	2,066	2,092	-1.2%
Domestic Volume	1,749	1,747	0.1%
Exports Volume	317	345	-8.1%
Net Revenues	704.8	725.7	-2.9%
Net Revenues/hl	341.1	346.8	-1.7%
COGS	(223.7)	(236.2)	-5.3%
COGS/hl	(108.2)	(112.9)	-4.1%
Gross Profit	481.2	489.4	-1.7%
Gross Margin	68.3%	67.4%	80 bps
SG&A excl. deprec. & amort.	(302.8)	(320.4)	-5.5%
SG&A deprec. & amort.	(14.1)	(20.8)	-32.0%
SG&A Total	(316.9)	(341.1)	-7.1%
% of Net Revenues	45.0%	47.0%	-200 bps
EBIT	164.2	148.3	10.7%
EBIT Margin	23.3%	20.4%	290 bps
EBITDA	208.9	201.1	3.9%
EBITDA Margin	29.6%	27.7%	190 bps

In Canadian dollars, EBITDA reached CAD$116.4 million (+8.8%). The analysis presented is based on Canadian dollar figures for comparative purposes.

North America Results
CAD$ million	1Q07	1Q06	% Chg.

Volume ('000 hl)	2,066	2,092	-1.2%
Domestic Volume	1,749	1,747	0.1%
Exports Volume	317	345	-8.1%
Net Revenues	392.1	385.4	1.8%
Net Revenues/hl	189.8	184.2	3.0%
Domestic Net Revenues	373.8	365.4	2.3%
Exports Net Revenues	18.3	20.0	-8.1%
Domestic Net Revenues/hl	213.7	209.2	2.2%
Exports Net Revenues/hl	57.8	57.8	0.0%
COGS	(124.4)	(125.3)	-0.7%
COGS/hl	(60.2)	(59.9)	0.5%
Gross Profit	267.7	260.0	3.0%
Gross Margin	68.3%	67.5%	80 bps
SG&A excl. deprec. & amort.	(168.3)	(170.0)	-1.0%
SG&A deprec. & amort.	(7.9)	(11.0)	-28.8%
SG&A Total	(176.2)	(181.1)	-2.7%
% of Net Revenues	44.9%	47.0%	-210 bps
EBIT	91.5	79.0	15.9%
EBIT Margin	23.3%	20.5%	290 bps
EBITDA	116.4	107.0	8.8%
EBITDA Margin	29.7%	27.8%	190 bps

First Quarter 2007 Results May 10, 2007 Page 11

Volume

Labatt volume decreased 1.2%, reaching 2.1 million hectoliters. This result is due to a combination of a growth of 0.1% in domestic volumes and a reduction of 8.1% in export volumes.

Net Revenues

Labatt’s net revenues reached CAD$392.1 million (+1.8%), due to a combination of lower volumes (-1.2%) and an increase of 3.0% in revenues per hectoliter (1Q07: CAD$189.8; 1Q06: CAD$184.2). The growth in domestic revenues per hectoliter (+2.2%) is explained by pricing below inflation, less discounting and fewer limited time offers. Regional mix offset some of the increase - the provinces which are growing volume faster, Alberta and British Columbia, have a lower net revenue per hectoliter than the average.

Cost of Goods Sold (COGS)

Labatt’s COGS was CAD$124.4 million (-0.7%), due to a combination of lower sales volumes and an increase of 0.5% in COGS per hectoliter (1Q07: CAD$60.2; 1Q06: CAD$59.9). The increase in COGS per hectoliter is explained by higher costs of raw materials such as hops and corn, partially offset by productivity and procurement gains. Compared to the 4Q06, COGS per hectoliter increased 1.9% (4Q06: CAD$:59.1).

Gross Profit

Gross profit reached CAD$267.7 million (+3.0%), while gross margin increased 80bps, achieving 68.3%.

SG&A

SG&A expenses amounted to CAD$176.2 million (-2.7%). Excluding depreciation and amortization, Labatt’s SG&A fell to CAD$168.3 million (-1.0%). This result was obtained through the continuous application of ZBB in the several SG&A lines, partially offset by higher investments in our brands.

EBIT and EBITDA

Labatt’s EBIT reached CAD$91.5 million (+15.9%). EBIT margin increased 290bps to 23.3%.

Labatt’s EBITDA achieved CAD$116.4 million (+8.8%), and its margin increased 190 bps to 29.7%.

First Quarter 2007 Results May 10, 2007 Page 12

AMBEV - CONSOLIDATED RESULTS

The combination of AmBev’s operations in the Brazil, HILA and North America business units comprise our consolidated financial statements.

First Quarter 2007 Results May 10, 2007 Page 13

Volume

The table below shows details on volume, as well as the respective variation rates.

Volume	1Q07		1Q06
	(000 hl)	% Total	(000 hl)	% Total	% Change
Brazil	22,811.6	65.5%	21,460.9	65.1%	6.3%
Beer Brazil	16,934.4	48.6%	16,113.5	48.9%	5.1%
CSD & Nanc Brazil	5,877.3	16.9%	5,347.5	16.2%	9.9%
Malt and By-products	-	0.0%	-	0.0%	0.0%
HILA	9,964.6	28.6%	9,412.2	28.6%	5.9%
Quinsa	8,352.8	24.0%	7,740.9	23.5%	7.9%
Beer	5,128.7	14.7%	4,958.5	15.0%	3.4%
Soft drinks	3,224.1	9.3%	2,782.3	8.4%	15.9%
HILA-ex	1,611.8	4.6%	1,671.3	5.1%	-3.6%
Beer	724.8	2.1%	752.7	2.3%	-3.7%
Soft drinks	887.0	2.5%	918.6	2.8%	-3.4%
North America	2,066.5	5.9%	2,092.4	6.3%	-1.2%
Consolidated	34,842.8	100.0%	32,965.4	100.0%	5.7%

Net Revenues

The table below shows details on net revenues, as well as the respective variation rates
Net Revenues	1Q07		1Q06
	R$ million	% Total	R$ million	% Total	% Change
Brazil	3,001.9	64.5%	2,670.4	67.3%	12.4%
Beer Brazil	2,450.2	52.6%	2,217.2	55.9%	10.5%
CSD & Nanc Brazil	507.5	10.9%	438.3	11.0%	15.8%
Malt and By-products	44.3	1.0%	14.9	0.4%	197.4%
HILA	948.2	20.4%	573.7	14.5%	65.3%
Quinsa	769.4	16.5%	397.0	10.0%	93.8%
Beer	556.8	12.0%	292.6	7.4%	90.3%
Soft drinks	212.6	4.6%	104.4	2.6%	103.6%
HILA-ex	178.9	3.8%	176.6	4.4%	1.3%
Beer	104.7	2.2%	102.2	2.6%	2.5%
Soft drinks	74.1	1.6%	74.5	1.9%	-0.5%
North America	704.8	15.1%	725.7	18.3%	-2.9%
Consolidated	4,655.0	100.0%	3,969.7	100.0%	17.3%

Cost of Goods Sold (COGS)

The table below shows details on COGS, as well as the respective variation rates.

COGS	1Q07			1Q06
	R$ million	% Total	%Net Rev.	R$ million	% Total	%Net Rev.	% Change
Brazil	(923.8)	59.5%	30.8%	(830.1)	62.6%	31.1%	11.3%
Beer Brazil	(654.4)	42.2%	26.7%	(624.3)	47.1%	28.2%	4.8%
CSD & Nanc Brazil	(247.0)	15.9%	48.7%	(206.2)	15.6%	47.0%	19.8%
Malt and By-products	(22.5)	1.4%	50.8%	0.4	0.0%	-2.4%	n.m.
HILA	(404.5)	26.1%	42.7%	(258.7)	19.5%	45.1%	56.4%
Quinsa	(300.9)	19.4%	39.1%	(153.8)	11.6%	38.7%	95.6%
Beer	(163.6)	10.5%	29.4%	(87.5)	6.6%	29.9%	86.9%
Soft drinks	(137.3)	8.8%	64.6%	(66.3)	5.0%	63.5%	107.0%
HILA-ex	(103.6)	6.7%	57.9%	(104.9)	7.9%	59.4%	-1.2%
Beer	(54.6)	3.5%	52.1%	(55.5)	4.2%	54.4%	-1.7%
Soft drinks	(49.0)	3.2%	66.1%	(49.3)	3.7%	66.2%	-0.6%
North America	(223.7)	14.4%	31.7%	(236.2)	17.8%	32.6%	-5.3%
Consolidated	(1,552.0)	100.0%	33.3%	(1,325.0)	100.0%	33.4%	17.1%

First Quarter 2007 Results May 10, 2007 Page 14

Gross Profit

The table below shows details on gross profit, as well as the respective variation rates.

Gross Profit	1Q07			1Q06
	R$ million	% Total	%Net Rev.	R$ million	% Total	%Net Rev.	% Change
Brazil	2,078.1	67.0%	69.2%	1,840.3	69.6%	68.9%	12.9%
Beer Brazil	1,795.8	57.9%	73.3%	1,592.9	60.2%	71.8%	12.7%
CSD & Nanc Brazil	260.5	8.4%	51.3%	232.1	8.8%	53.0%	12.2%
Malt and By-products	21.8	0.7%	49.2%	15.2	0.6%	102.4%	42.8%
HILA	543.8	17.5%	57.3%	315.0	11.9%	54.9%	72.6%
Quinsa	468.5	15.1%	60.9%	243.2	9.2%	61.3%	92.7%
Beer	393.2	12.7%	70.6%	205.1	7.8%	70.1%	91.8%
Soft drinks	75.3	2.4%	35.4%	38.1	1.4%	36.5%	97.5%
HILA-ex	75.3	2.4%	42.1%	71.8	2.7%	40.6%	4.8%
Beer	50.1	1.6%	47.9%	46.6	1.8%	45.6%	7.6%
Soft drinks	25.1	0.8%	33.9%	25.2	1.0%	33.8%	-0.2%
North America	481.2	15.5%	68.3%	489.4	18.5%	67.4%	-1.7%
Consolidated	3,103.0	100.0%	66.7%	2,644.7	100.0%	66.6%	17.3%

SG&A

The table below shows details on SG&A, as well as the respective variation rates.

SG&A	1Q07			1Q06
	R$ million	% Total	%Net Rev.	R$ million	% Total	%Net Rev.	% Change
Brazil	(760.4)	55.8%	25.3%	(755.1)	57.6%	28.3%	0.7%
Beer Brazil	(653.1)	48.0%	26.7%	(635.7)	48.5%	28.7%	2.7%
CSD & Nanc Brazil	(106.5)	7.8%	21.0%	(118.4)	9.0%	27.0%	-10.1%
Malt and By-products	(0.9)	0.1%	2.0%	(1.0)	0.1%	6.6%	-11.9%
HILA	(284.2)	20.9%	30.0%	(213.8)	16.3%	37.3%	32.9%
Quinsa	(173.2)	12.7%	22.5%	(94.2)	7.2%	23.7%	83.9%
Beer	(131.3)	9.6%	23.6%	(71.0)	5.4%	24.3%	84.9%
Soft drinks	(41.9)	3.1%	19.7%	(23.2)	1.8%	22.2%	80.9%
HILA-ex	(111.1)	8.2%	62.1%	(119.6)	9.1%	67.7%	-7.2%
Beer	(77.0)	5.7%	73.5%	(81.7)	6.2%	80.0%	-5.8%
Soft drinks	(34.1)	2.5%	46.0%	(37.9)	2.9%	50.9%	-10.2%
North America	(316.9)	23.3%	45.0%	(341.1)	26.0%	47.0%	-7.1%
Consolidated	(1,361.6)	100.0%	29.3%	(1,310.0)	100.0%	33.0%	3.9%

First Quarter 2007 Results May 10, 2007 Page 15

EBIT and EBITDA

The tables below present EBIT and EBITDA breakdown per business unit.

EBIT	1Q07			1Q06
	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change
Brazil	1,317.6	75.7%	43.9%	1,085.2	81.3%	40.6%	21.4%
Beer Brazil	1,142.7	65.6%	46.6%	957.3	71.7%	43.2%	19.4%
CSD & Nanc Brazil	154.0	8.8%	30.3%	113.7	8.5%	25.9%	35.5%
Malt and By-products	20.9	1.2%	47.2%	14.3	1.1%	95.8%	46.5%
HILA	259.5	14.9%	27.4%	101.2	7.6%	17.6%	156.6%
Quinsa	295.3	17.0%	38.4%	149.0	11.2%	37.5%	98.2%
Beer	262.0	15.0%	47.0%	134.1	10.0%	45.8%	95.4%
Soft drinks	33.4	1.9%	15.7%	14.9	1.1%	14.3%	123.3%
HILA-ex	(35.8)	-2.1%	-20.0%	(47.9)	-3.6%	-27.1%	-25.2%
Beer	(26.8)	-1.5%	-25.6%	(35.1)	-2.6%	-34.3%	-23.5%
Soft drinks	(9.0)	-0.5%	-12.1%	(12.8)	-1.0%	-17.2%	-29.8%
North America	164.2	9.4%	23.3%	148.3	11.1%	20.4%	10.7%
Consolidated	1,741.4	100.0%	37.4%	1,334.7	100.0%	33.6%	30.5%

EBITDA	1Q07			1Q06
	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change
Brazil	1,492.4	73.5%	49.7%	1,357.5	79.4%	50.8%	9.9%
Beer Brazil	1,276.7	62.9%	52.1%	1,166.1	68.2%	52.6%	9.5%
CSD & Nanc Brazil	194.8	9.6%	38.4%	177.1	10.4%	40.4%	10.0%
Malt and By-products	20.9	1.0%	47.2%	14.3	0.8%	95.8%	46.5%
HILA	329.9	16.2%	34.8%	150.5	8.8%	26.2%	119.2%
Quinsa	339.3	16.7%	44.1%	175.0	10.2%	44.1%	93.9%
Beer	296.9	14.6%	53.3%	155.2	9.1%	53.0%	91.3%
Soft drinks	42.4	2.1%	20.0%	19.8	1.2%	18.9%	114.9%
HILA-ex	(9.4)	-0.5%	-5.3%	(24.5)	-1.4%	-13.9%	-61.5%
Beer	(10.7)	-0.5%	-10.3%	(22.4)	-1.3%	-21.9%	-52.0%
Soft drinks	1.3	0.1%	1.8%	(2.1)	-0.1%	-2.8%	-163.0%
North America	208.9	10.3%	29.6%	201.1	11.8%	27.7%	3.9%
Consolidated	2,031.2	100.0%	43.6%	1,709.0	100.0%	43.1%	18.9%

First Quarter 2007 Results May 10, 2007 Page 16

Breakdown of EBIT and Net Income

The table below shows the breakdown of the EBIT and Net Income lines, as well as the respective margins and variation rates.

CONSOLIDATED INCOME STATEMENT
	AmBev Consolidated
	1Q07	1Q06%
R$ million

EBIT	1,741.4	1,334.6	30.5%
% of sales	37.4%	33.6%

Provisions for Contingencies	(27.1)	13.8	n.m.
Other Operating Income (Expense)	(369.6)	(246.0)	50.2%
Equity Income	0.1	0.2	-53.7%
Interest Expense	(325.3)	(36.3)	796.1%
Interest Income	29.1	(134.1)	n.m.
Net Financial Result	(296.2)	(170.4)	73.8%
Non-Operating Income (Expense)	7.6	4.8	60.5%
Income Before Taxes	1,056.3	936.9	12.7%
Provision for Income Tax/Social Contrib.	(423.0)	(276.7)	52.9%
Provision for Profit Sharing & Bonuses	21.0	(14.6)	n.m.
Minority Interest	(8.4)	10.2	n.m.

Net Income	645.9	655.9	-1.5%
% of sales	13.9%	16.5%

Provisions for Contingencies

Provisions for contingencies show a loss of R$27.1 million.

Other Operating Income (Expense)

The net result of other Operating Income/Expense was an expense of R$369.6 million. The following details the main items within this amount:

- Goodwill amortization relating to the Labatt acquisition: R$282.4 million expense, compared to R$242.8 million expense in 1Q06

- Quinsa goodwill amortization, related to the second part of the transaction, closed on August 8, 2007: R$58.3 million expense

- Quinsa goodwill amortization, related to the first part of the transaction: R$25.8 million expense

- Goodwill amortization in Quinsa for investments in Latin America: R$23.9 million expense

- Other goodwill amortization: R$7.0 million expense

- Exchange rate variation from investments abroad: loss of R$14.3 million

- Gains due to equity additions: R$49.8 million

First Quarter 2007 Results May 10, 2007 Page 17

Net Financial Result

AmBev’s net financial result in the quarter was an expense of R$296.2 million. The table below details the main items within this amount:

Breakdown of Net Financial Result	1Q07	1Q06
R$ million

Financial income
Financial income on cash and cash equivalents	29.4	15.4
Foreign exchange gains (losses) on assets	(13.3)	(163.8)
Interest income on stock ownership plan	2.2	2.9
Interest and Foreign Exchange gains (losses)
on intercompany loans	1.5
Interest on taxes, contributions and judicial deposits	8.1	4.7
Other	1.2	6.6
Total	29.1	(134.1)

Financial expense
Interest expense on local currency debt	79.3	20.0
Interest expense on foreign currency debt	133.8	113.6
Foreign exchange (gains) losses on debt	(107.8)	(221.2)
Net losses from derivative instruments	167.3	65.4
Taxes on financial transactions	36.3	31.9
Interest on contingencies and other	5.4	16.2
Other	11.0	10.4
Total	325.3	36.3

Net Financial Result	(296.2)	(170.4)

In line with the accounting practices adopted in Brazil, the liabilities referring to swaps and derivatives operations are recorded on an accruals basis; assets referring to the same types of operations shall be recorded at the lowest value between the market value and the accrual basis.

The Company’s total debt increased R$399.0 million when compared to 4Q06, while its cash and cash & equivalents increased by R$97.6 million. Consequently, a R$301.4 million increase in AmBev’s net debt was recorded. The Company estimates that its net debt and EBITDA Year-to-date ratio was approximately 1.0x.

The table below details AmBev’s consolidated debt profile:
Debt Breakdown	Short	Long
R$ million	Term	Term	Total

Local Currency	368.3	3,918.6	4,286.9
Foreign Currency	1,440.5	4,238.2	5,678.7
Consolidated Debt	1,808.8	8,156.8	9,965.6

Cash and Equivalents, and Securities			1,862.6

Net Debt			8,103.0

First Quarter 2007 Results May 10, 2007 Page 18

Non-Operating Income (Expense)

The net result from non-operating income and expenses was a gain of R$7.6 million versus R$ 4.8 million in 1Q06.

Provision for Income Tax / Social Contribution

The R$423.0 million provision for income tax and social contribution in the quarter represents an actual tax rate of 39.3%. The table below shows the reconciliation for income tax and social contribution provision.
Income Tax and Social Contribution	1Q07	1Q06
R$ million

Net income before taxes and profit sharing	1,056.3	936.6
Provision for Profit Sharing & Bonuses	21.0	(14.6)
Net income before income tax, social contribution and minorities	1,077.3	922.0

Income tax and social contribution at nominal tax rate (34%)	(330.0)	(313.6)
Adjustments to effective rate:
Interest on own capital	81.3	128.5
Income from foreign non-taxable subsidiaries	(39.1)	(95.1)
Equity gains from subsidiaries	16.9	13.4
Amortization of non-deductible goodwill	(121.6)	(51.3)
Reversal of Amortization of Provision for non-taxable Goodwill realization		57.8
Exchange variations over investments	(22.2)	(27.1)
Permanent additions/reductions and other	(8.3)	10.6
Total income taxes and social contribution	(423.0)	(276.7)
Effective income tax and social contribution rate	39.3%	30.0%

InBev Brasil Incorporation Fiscal benefit Adjustment

Fiscal benefit for InBev Brasil incorporation	87.7
Total income taxes and social contribution excluding fiscal benefit effect	(335.3)
Effective income tax and social contribution rate adjusted for fiscal benefit	33.9%

Provision for Profit Sharing and Bonuses

AmBev has reversed a provision of R$21.0 million for employee profit sharing based on final 2006 target assessment results.

Minority Interest

Minority interests in AmBev’s subsidiaries was an expense of R$8.4 million.

Net Income

AmBev posted a net income of R$645.9 million (-1.5%). Earnings per thousand shares were R$10.26, increasing 1.5%.

First Quarter 2007 Results May 10, 2007 Page 19

Reconciliation between EBITDA and Net Income

Both EBITDA and EBIT are measures utilized by AmBev’s management to demonstrate the Company’s performance.

EBITDA is calculated excluding from Net income the following effects: (i) Provision for Income Tax and Social Contribution; (ii) Provision for Profit Sharing & Bonuses; (iii) Minority Interest; (iv) Non-Operating Income (Expense); (v) Net Financial Result; (vi) Equity income; (vii) Other Operating Income (Expenses); (viii) Provisions, Net; and (ix) Depreciation & Amortization.

EBITDA and EBIT are not accounting measures utilized in accounting practices in either Brazil or in the United States of America (US GAAP). They should not be considered as an alternative to Net Income as a measure of operational performance nor an alternative to Cash Flow as a measure of liquidity. EBITDA and EBIT do not have standard calculation methods and our definition of EBITDA and EBIT may not be comparable to other companies definition of EBITDA and EBIT.

Reconciliation - Net Income to EBITDA	1Q07	1Q06

Net income	645.9	655.9
Provisions for Contingencies	423.0	276.7
Provision for Profit Sharing & Bonuses	(21.0)	14.6
Minority Interest	8.4	(10.2)
Income Before Taxes	1,056.3	936.9
Non-Operating Income (Expense)	(7.6)	(4.8)
Net Financial Result	296.2	170.4
Equity Income	(0.1)	(0.2)
Other Operating Income (Expense)	369.6	246.0
Provisions for Contingencies	27.1	(13.8)
EBIT	1,741.4	1,334.6
Depreciation & Amortization	289.8	374.4
EBITDA	2,031.2	1,709.0

Shareholding Structure

The table below shows AmBev’s shareholding structure on March 31st, 2007.

AmBev Shareholding Structure
March 31st, 2007

	ON	% Outs	PN	% Outs	Total	% Outs
InBev	25,201,466,024	73.28%	11,990,037,990	41.97%	37,191,504,014	59.07%
FAHZ	5,522,991,293	16.06%	763	0.00%	5,522,992,056	8.77%
Market	3,667,202,702	10.66%	16,576,519,108	58.03%	20,243,721,810	32.15%
Outstanding	34,391,660,019	100.00%	28,566,557,861	100.00%	62,958,217,880	100.00%
Treasury	109,379,409		1,390,614,754		1,499,994,163
TOTAL	34,501,039,428		29,957,172,615		64,458,212,043
Free float bovespa	3,213,914,302	9.35%	10,428,798,708	36.51%	13,642,713,010	21.67%
Free float NYSE	453,288,400	1.32%	6,147,720,400	21.52%	6,601,008,800	10.48%

First Quarter 2007 Results May 10, 2007 Page 20

RECENT FACTS

Closing of Cintra Acquisition

On April 17th, AmBev announced the closing of the transaction with respect to the acquisition of 100% of Goldensand - Comércio e Serviços, Sociedade Unipessoal, Lda. (“Goldensand”), the controlling shareholder of Cervejarias Cintra Indústria e Comércio Ltda. (“Cintra”).

Quinsa Tender Offer Results

On April 19th, AmBev announced the final results of the previously announced voluntary offer made by Beverage Associates Holding Ltd. (“BAH”), a Bahamian corporation and a wholly-owned subsidiary of AmBev, to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”). At the expiration of the Offer, 2,535,448 Class A shares and 1,618,379 Class B shares (including Class B shares held as ADSs), representing 0.63% of the voting rights of Quinsa, had been tendered in and not withdrawn from the Offer. The minimum tender condition of the Offer, which required that 3,939,387 Class B shares (including Class B shares held as ADSs) be validly tendered and not validly withdrawn, was not satisfied and as a result, the Offer expired and was withdrawn without BAH purchasing any Class A shares or Class B shares (including Class B shares held as ADSs). All Class A shares and Class B shares (including Class B shares held as ADSs) that were tendered in the Offer were returned promptly to the respective holders thereof without any action required on the part of the holders.

First Quarter 2007 Results May 10, 2007 Page 21

1Q07 EARNINGS CONFERENCE CALL

Speakers	Luiz Fernando Edmond Chief Executive Officer for Latin America
Miguel Patricio Chief Executive Officer for North America
João Castro Neves Chief Executive Officer for Quinsa
Graham Staley CFO and Investor Relations Officer

Language	English

Date	May 10, 2007 (Thursday)

Time	11:00 (Brasília time) 10:00 (EST)

Phone number	US / International Participants	1-973-935-8893

Code	8740027

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum	Isabella Amui
(5511) 2122-1415	(5511) 2122-1414
ir@ambev.com.br	acica@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

First Quarter 2007 Results May 10, 2007 Page 22

AmBev - Segment Financial Information
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)			HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)
	1Q07	1Q06%		1Q07	1Q06%		1Q07	1Q06%		1Q07	1Q06%		1Q07	1Q06%		1Q07	1Q06%		1Q07	1Q06%
Volumes (000 hl)	16,934	16,113	5.1%	5,877	5,347	9.9%				22,812	21,461	6.3%	9,965	9,412	5.9%	2,066	2,092	-1.2%	34,843	32,965	5.7%

R$ million
Net Sales	2,450.2	2,217.2	10.5%	507.5	438.3	15.8%	44.3	14.9	197.4%	3,001.9	2,670.4	12.4%	948.2	573.7	65.3%	704.8	725.7	-2.9%	4,655.0	3,969.7	17.3%
COGS	(654.4)	(624.3)	4.8%	(247.0)	(206.2)	19.8%	(22.5)	0.4	n.a.	(923.8)	(830.1)	11.3%	(404.5)	(258.7)	56.4%	(223.7)	(236.2)	-5.3%	(1,552.0)	(1,325.0)	17.1%
Gross Profit	1,795.8	1,592.9	12.7%	260.5	232.1	12.2%	21.8	15.2	42.8%	2,078.1	1,840.3	12.9%	543.8	315.0	72.6%	481.2	489.4	-1.7%	3,103.0	2,644.7	17.3%
SG&A	(653.1)	(635.7)	2.7%	(106.5)	(118.4)	-10.1%	(0.9)	(1.0)	-11.9%	(760.4)	(755.1)	0.7%	(284.2)	(213.8)	32.9%	(316.9)	(341.1)	-7.1%	(1,361.6)	(1,310.0)	3.9%
EBIT	1,142.7	957.3	19.4%	154.0	113.7	35.5%	20.9	14.3	46.5%	1,317.6	1,085.2	21.4%	259.5	101.2	156.6%	164.2	148.3	10.7%	1,741.4	1,334.7	30.5%
Depr. & Amort.	(134.0)	(208.8)	-35.8%	(40.8)	(63.4)	-35.7%	0.0	0.0	n.m.	(174.8)	(272.2)	-35.8%	(70.3)	(49.3)	42.6%	(44.7)	(52.8)	-15.3%	(289.8)	(374.3)	-22.6%
EBITDA	1,276.7	1,166.1	9.5%	194.8	177.1	10.0%	20.9	14.3	46.5%	1,492.4	1,357.5	9.9%	329.9	150.5	119.2%	208.9	201.1	3.9%	2,031.2	1,709.0	18.9%
% of Total EBITDA	62.9%	68.2%		9.6%	10.4%		1.0%	0.8%		73.5%	79.4%		16.2%	8.8%		10.3%	11.8%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-26.7%	-28.2%		-48.7%	-47.0%		-50.8%	2.4%		-30.8%	-31.1%		-42.7%	-45.1%		-31.7%	-32.6%		-33.3%	-33.4%
Gross Profit	73.3%	71.8%		51.3%	53.0%		49.2%	102.4%		69.2%	68.9%		57.3%	54.9%		68.3%	67.4%		66.7%	66.6%
SG&A	-26.7%	-28.7%		-21.0%	-27.0%		-2.0%	-6.6%		-25.3%	-28.3%		-30.0%	-37.3%		-45.0%	-47.0%		-29.3%	-33.0%
EBIT	46.6%	43.2%		30.3%	25.9%		47.2%	95.8%		43.9%	40.6%		27.4%	17.6%		23.3%	20.4%		37.4%	33.6%
Depr. & Amort.	-5.5%	-9.4%		-8.0%	-14.5%		0.0%	0.0%		-5.8%	-10.2%		-7.4%	-8.6%		-6.3%	-7.3%		-6.2%	-9.4%
EBITDA	52.1%	52.6%		38.4%	40.4%		47.2%	95.8%		49.7%	50.8%		34.8%	26.2%		29.6%	27.7%		43.6%	43.1%

Per Hectoliter (R$/hl)
Net Sales	144.7	137.6	5.1%	86.3	82.0	5.3%				131.6	124.4	5.8%	95.2	91.1	4.5%	341.1	346.8	-1.7%	133.6	133.0	0.5%
COGS	(38.6)	(38.7)	-0.3%	(42.0)	(38.6)	9.0%				(40.5)	(38.7)	4.7%	(40.6)	(41.1)	-1.2%	(108.2)	(112.9)	-4.1%	(44.5)	(44.4)	0.4%
Gross Profit	106.0	98.9	7.3%	44.3	43.4	2.1%				91.1	85.8	6.2%	54.6	50.0	9.1%	232.9	233.9	-0.5%	89.1	88.6	0.5%
SG&A	(38.6)	(39.5)	-2.2%	(18.1)	(22.1)	-18.2%				(33.3)	(35.2)	-5.3%	(28.5)	(33.9)	-16.0%	(153.4)	(163.0)	-5.9%	(39.1)	(43.9)	-11.0%
EBIT	67.5	59.4	13.6%	26.2	21.3	23.2%				57.8	50.6	14.2%	26.0	16.1	62.2%	79.5	70.9	12.1%	50.0	44.7	11.8%
Depr. & Amort.	(7.9)	(13.0)	-38.9%	(6.9)	(11.9)	-41.5%				(7.7)	(12.7)	-39.6%	(7.1)	(7.8)	-9.9%	(21.6)	(25.2)	-14.2%	(8.3)	(12.5)	-33.7%
EBITDA	75.4	72.4	4.2%	33.1	33.1	0.1%				65.4	63.3	3.4%	33.1	23.9	38.6%	101.1	96.1	5.2%	58.3	57.3	1.8%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency

(1) Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.

(2) Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.

(3) Figures for North America Operations consist of Labatt (Canada).

(4) Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

First Quarter 2007 Results May 10, 2007 Page 23

CONSOLIDATED INCOME STATEMENT
	AmBev Consolidated
	1Q07	1Q06%
R$ million

Net Sales	4,655.0	3,969.7	17.3%
Cost of Goods Sold	(1,552.0)	(1,325.0)	17.1%
Gross Profit	3,103.0	2,644.7	17.3%
Gross Margin (%)	66.7%	66.6%

Selling and Marketing Expenses	(989.8)	(852.8)	16.1%
% of sales	21.3%	21.5%
General & Administrative	(184.2)	(176.4)	4.5%
% of sales	4.0%	4.4%
Depreciation & Amortization	(187.6)	(281.0)	-33.3%
Total SG&A	(1,361.6)	(1,310.1)	3.9%
% of sales	29.3%	33.0%

EBIT	1,741.4	1,334.6	30.5%
% of sales	37.4%	33.6%

Provisions for Contingencies	(27.1)	13.8	n.m.
Other Operating Income (Expense)	(369.6)	(246.0)	50.2%
Equity Income	0.1	0.2	-53.7%
Interest Expense	(325.3)	(36.3)	796.1%
Interest Income	29.1	(134.1)	n.m.
Net Financial Result	(296.2)	(170.4)	73.8%
Non-Operating Income (Expense)	7.6	4.8	60.5%
Income Before Taxes	1,056.3	936.9	12.7%
Provision for Income Tax/Social Contrib.	(423.0)	(276.7)	52.9%
Provision for Profit Sharing & Bonuses	21.0	(14.6)	n.m.
Minority Interest	(8.4)	10.2	n.m.

Net Income	645.9	655.9	-1.5%
% of sales	13.9%	16.5%

Depreciation and Amortization	289.8	374.4	-22.6%
EBITDA	2,031.2	1,709.0	18.9%
% of sales	43.6%	43.1%

Notes:

Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.

Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

First Quarter 2007 Results May 10, 2007 Page 24

CONSOLIDATED BALANCE SHEET
	AmBev
Corporate Law	Consolidated
R$ 000	Mar 2007	Dec 2006
ASSETS
Cash	1,689,521	1,538,928
Marketable Securities	173,120	226,115
Accounts Receivable	990,005	1,542,695
Inventory	1,355,834	1,363,881
Recoverable Taxes	604,139	687,650
Other	1,334,459	1,458,299
Total Current Assets	6,147,078	6,817,568

Recoverable Taxes	3,370,195	3,566,732
Receivable from Employees/Financed Shares	58,683	72,739
Judicial Deposits, Compulsories and Fiscal Incentives	563,818	437,219
Other	496,528	571,980
Total Long-Term Assets	4,489,224	4,648,671

Investments	17,968,023	18,025,923
Property, Plant & Equipment	5,508,433	5,723,864
Deferred	396,846	429,088
Total Permanent Assets	23,873,302	24,178,875

TOTAL ASSETS	34,509,604	35,645,114

LIABILITIES
Short-Term Debt	1,744,911	2,038,695
Debentures	63,903	65,949
Accounts Payable	1,067,708	1,387,396
Sales & Other Taxes Payable	1,022,024	1,238,978
Dividend Payable	57,992	109,010
Salaries & Profit Sharing Payable	377,562	480,335
Income Tax, Social Contribution, & Other	146,025	366,271
Other	1,116,621	1,157,842
Total Current Liabilities	5,596,746	6,844,475

Long-Term Debt	6,091,671	5,396,864
Debentures	2,065,080	2,065,080
Deferred Sales Tax (ICMS)	416,585	405,700
Provision for Contingencies	665,583	663,345
Other	588,144	628,972
Total Long-Term Liabilities	9,827,063	9,159,961

TOTAL LIABILITIES	15,423,810	16,004,436

DEFERRED INCOME	149,946	149,946

MINORITY INTEREST	222,843	222,669

Paid in Capital	5,716,087	5,716,087
Reserves and Treasury shares	12,350,285	11,929,826
Retained Earnings	646,635	1,622,150
SHAREHOLDERS' EQUITY	18,713,006	19,268,063

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	34,509,604	35,645,114

First Quarter 2007 Results May 10, 2007 Page 25

CONSOLIDATED STATEMENT OF CASH FLOWS
AmBev
Consolidated
R$ 000	1Q07
Cash Flows from Operating Activities
Net income	645,860
Adjustments to reconcile net income to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	289,803
Contingencies and liabilites associated with tax disputes, including interest	27,105
Financial charges on contingencies	4,231
(Gain) loss on disposal of PP&E, net	54,479
Financial charges on stock option plan	(2,170)
Discount in debt settlement	2,953
Equity income	(112)
Financial charges on long-term debt	91,938
Deferred income tax (benefit) expense	223,222
Foreign exchange holding effect on assets abroad	(99,306)
Forex variations and unrealized gains on marketable securities	(27,945)
(Gains) losses on participation on related companies	16
Amortization of goodwill	397,362
Minority interest	8,447
(Increase) decrease in assets
Trade accounts receivable	536,690
Sales taxes recoverable	(35,450)
Inventories	(23,674)
Judicial Deposits	(9,416)
Receivables and other	68,416
(Decrease) increase in liabilites
Suppliers	(279,643)
Payroll, profit sharing and related charges	(95,251)
Income tax, social contribution, and other taxes payable	(342,043)
Cash used for contingencies and legal proceedings	(27,128)
Other	(80,523)

Net Cash Provided by Operating Activities	1,327,861

Cash Flows from Investing Activites
Acquisition of Investments	(364,413)
Disposal of property, plant and equipment	6,772
Marketable securities withdrawn (investment)	64,591
Property, plant and equipment	(189,498)
Payment for deferred asset	(3,146)

Net Cash Provided (Used) in Investing Activities	(485,694)

Cash Flows from Financing Activites
Advances to employees for purchase of shares	16,226
Dividends, interest distribution and capital decrease paid	(440,948)
Repurchase of shares in treasury	(765,613)
Premium received from the sale of put options	774
Sale of shares in treasury	1,155
Increase in debt	2,588,174
Payment of debt	(2,064,541)

Net Cash Provided (Used) in Financing Activities	(664,773)

Foreign Exchange Variations on Cash	(26,801)

Subtotal	150,593

Cash and cash equivalents, beginning of period	1,538,928
Cash and cash equivalents, end of period	1,689,521
Net increase in cash and cash equivalents	150,593

Note: Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.